Royal Bank Plaza, South Tower 200 Bay Street, Suite 2750 Toronto, ON M5J 2J2

September 8, 2010	TSX: QC
NYSE AMEX: QCC

QUEST SUCCESSFULLY COMPLETES TRANSACTIONS,
REBRANDS AS SPROTT RESOURCE LENDING CORP.

Toronto, Ontario – Sprott Resource Lending Corp., formerly Quest Capital Corp., (the “Corporation” or “Sprott Resource Lending”) today announced it has successfully completed all steps necessary to rebrand itself as Sprott Resource Lending Corp. with a new lending strategy providing bridge and mezzanine lending to the natural resources sector.

To complete the transaction, Sprott Inc. and its affiliates (including its employees and clients) (“Sprott”) made a private placement investment in the Corporation valued at $25 million or $1.60 per share which represents approximately 10% of the current and issued common shares of the Corporation. The definitive partnership agreement and management services agreement were also executed between Sprott Resource Lending and Sprott Lending Consulting LP. Copies of the definitive agreements will be available under the corporate profile of the Corporation on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the website of the U.S. Securities and Exchange Commission (SEC) at www.sec.gov.

As part of the transaction, Peter Grosskopf was appointed President and Chief Executive Officer of the Corporation, replacing Brian Bayley. A. Murray Sinclair was re-appointed as Chairman of the Corporation while Jim Grosdanis was re-appointed as Chief Financial Officer. “Today marks the beginning of an exciting future for the shareholders of Sprott Resource Lending, which has the capital, deal flow access, risk management policies and execution expertise to capitalize on the vast and unmet need in natural resources for access to credit,” said Peter Grosskopf, President and CEO. “Speaking on behalf of the full Sprott organization, I pledge our full commitment to capitalizing on our collective strengths and the outstanding potential that we can realize through our specialized form of sector-specific lending.”

The timing of the rebranding is considered exceptionally favourable. The combination of natural resource sector growth, global contraction in bank financing, low short-term interest rates and trading discounts to spot commodity-based net asset values of many resource companies has created a powerful opportunity to originate high quality loans, achieve attractive spreads and negotiate lucrative bonus arrangements which will add incremental profitability to Sprott Resource Lending’s core activities.

As at September 7, 2010, Sprott Resource Lending has approximately $100 million of initial cash to commit to resource lending and an aggressive plan to monetize the Corporation’s legacy net real estate loans of approximately $160 million that should liberate additional cash for resource lending purposes.

“Sprott Resource Lending is starting from a position of strength and the successful execution of real estate loan monetization will add to our momentum,” said Jim Grosdanis, Chief Financial Officer. “We are very clearly focused on achieving our stated objectives, including generating superior yields on capital and remaining under-levered.”

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New Trading Symbol and Website

Subject to final regulatory approval, Sprott Resource Lending will begin trading on the TSX and NYSE AMEX under the trading symbols SIL and SILU, respectively on or about September 10, 2010. In addition, the Corporation’s website, www.questcapcorp.com, will be changing over the course of the next few days.

Dividend Policy

Consistent with previously announced plans, the Corporation will look to establish an initial dividend policy providing for the payment of an annual dividend in a percentage equal to the average 30-year Government of Canada bond interest rate for the relevant year. This policy will be initiated shortly before the end of December 2010.

About Sprott Resource Lending Corp.

Sprott Resource Lending specializes in bridge and mezzanine lending to precious and base metal mining, exploration and development companies and oil and gas companies on a global basis. Headquartered in Toronto, the Corporation seeks to generate income from lending activities as well as the upside potential of bonus arrangements with borrowers generally tied to the underlying property or shares of the borrower.

Sprott Resource Lending was founded by Quest Capital Corp. and Sprott Lending Consulting Limited Partnership. Sprott Lending Consulting LP is a wholly owned subsidiary of Sprott Inc., the parent of Sprott Asset Management LP (www.sprott.com), a leading Canadian independent money manager.

Sprott Resource Lending continues to meet the requirements of a mortgage investment corporation and intends to do so for the remaining taxation year.

For more information about Sprott Resource Lending, please visit SEDAR (www.sedar.com) or contact:

Peter Grosskopf, President and CEO 416.943.4998
A. Murray Sinclair, Chairman 604.687.8378
Jim Grosdanis, CFO 416.943.4698

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This press release may include certain statements that constitute “forward-looking statements”, and “forward looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Forward-looking statements may relate to the Corporation’s future outlook and anticipated events or results and may include statements regarding the Corporation’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Corporation considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from

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those expressed in or suggested by the forward looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Corporation and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary notice.